January 25, 2017

VIA EDGAR Submission and Overnight Delivery

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Rufus Decker

Re:    Express, Inc.
Form 10-K for Fiscal Year Ended January 30, 2016
Filed March 30, 2016
File No. 001-34742

Dear Mr. Decker:

On behalf of Express, Inc., a Delaware corporation (the “Company”), please find below the Company's response to the letter, dated January 11, 2017, from the Staff of the Securities and Exchange Commission (the “Staff”), regarding the Company's Annual Report on Form 10-K for the year ended January 30, 2016 (the “Form 10-K”). The Company's response below corresponds to the caption and number of the Staff's comments (which are reproduced below in italics). Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Form 10-K.

Form 10-K for the Year Ended January 30, 2016

Note 1 - Description of Business and Basis of Presentation, page 40
Segment Reporting, page 46

You disclose that, together, your President and Chief Executive Officer and Chief Operating Officer are the Chief Operating Decision Maker (“CODM”) and that there is one operating segment. Please provide us with an analysis explaining how you determined you have one operating segment.

Response:
Annually, or more frequently if facts and circumstances dictate, the Company performs an evaluation to determine the appropriateness of our segment disclosures in accordance with ASC 280. For the year-ended January 30, 2016 this review was conducted as part of the year-end procedures.

The Company is managed centrally by the CODM. This role has responsibility for determining the overall strategy of the Company and implementing it across each aspect of the business. The Company’s strategy in recent years has included growing our sales channels including retail stores (“retail”), e-commerce, and outlets while evolving as an omni-channel business. As discussed in our Form 10-K, we are committed to creating an omni-channel customer experience that offers a seamless shopping experience whether the customer is shopping in a store or online through a desktop, tablet or mobile device. We believe the lines between our store and e-commerce channels are disappearing as customers increasingly interact with us both in-store and online and often through their mobile devices while in our stores. To this end, the Company has made significant information technology investments over the last several years that support all channels of the business. A new Order Management System along with a new Retail Management System were rolled out in 2016 and will allow such transactions as “ship-from-store,” “buy-online-pick-up-in-store,” and “ship-to-store.” These systems were implemented to further enhance our omni-channel environment that will allow our customers to shop with us seamlessly across all channels.

As it relates to review of the financial information provided to the CODM and as described in more detail below, the CODM package contains disaggregated sales and product margin (product sales less cost of product sales excluding buying and occupancy costs and certain other costs included in costs of goods sold on an external basis) data but all profit/loss information below product margin is presented at the consolidated level. Decisions regarding resource allocation are made at a consolidated level by the CODM. Additionally, the sales and product margin data regularly reviewed by the CODM does not fully reflect the results that would be achieved if the Company’s online, outlet, and retail store channels were operated and managed as separate operating segments. For example, orders placed in store and fulfilled online are reported as e-commerce revenues, merchandise returns are reflected in the channel where they are physically returned, and many centrally managed expenses (e.g., fabric cancellations, merchandise samples, inventory adjustments, information technology, and other corporate expenses) are not allocated between channels as management does not believe it to be valuable to their assessment of the business.

As part of the evaluation under ASC 280, we considered whether the men’s and women’s businesses should be separate operating segments. We also considered whether e-commerce, Canada, or outlets should be considered operating segments. In accordance with ASC 280.10.50 and based upon the financial information provided to the CODM, how our business is organized and operated, and how compensation is determined, we concluded the Company has one operating segment. See below for further discussion of the specific information requested by the Staff.

•
Tell us the management and reporting structure immediately below the CODM, including the roles and decision-making responsibilities of the individual(s) therein. Consider providing an organizational chart to the extent you believe it will aid in your response.

Response:
The reporting structure immediately below our CODM is noted below as of the 2015 year-end assessment. Certain changes were made recently to the organizational structure as a result of the departure of our Executive Vice President of Stores at the end of December 2016 and to further reinforce our continued commitment to our omni-channel strategy. Individuals denoted with a (*) are members of the Company’s Executive Team (“Executive Team”).

The following roles report directly to the Chief Executive Officer:

Position	Roles/responsibilities as of Prior Year Analysis	2016 Changes
Chief Operating Officer*	See direct reports in table below	None
Executive Vice President, Chief Marketing Officer and E-commerce*	Responsible for the Company-wide marketing initiatives as well as the e-commerce business	None
Senior Vice President of Design - Mens	Responsible for the initial design of the men’s products for all channels	None
Senior Vice President of Design - Womens	Responsible for the initial design of the women’s products for all channels	None
Senior Vice President of Human Resources*	Responsible for human resources and talent development Company-wide	None
Executive Vice President of Merchandising*	Responsible for both men’s and women’s merchandising for retail and e-commerce	None
Executive Vice President of Store Operations*	Responsible for day-to-day retail and outlet operations, home office support function of the retail and outlet stores, and customer experience
The responsibilities of this position have been split between the Senior Vice President of Stores, the Executive Vice President of E-commerce and Chief Marketing Officer, and Senior Vice President of Outlets

Vice President of Security	Responsible for security and loss prevention across the Company	None
Senior Vice President of Stores*	N/A	New position responsible for the day-to-day operations of the retail and outlet stores

The following roles report to our Chief Operating Officer:

Position	Roles/Responsibilities as of Prior Year Analysis	2016 Changes
Senior Vice President and General Counsel	Responsible for Company-wide legal and regulatory matters	None
Senior Vice President and Chief Financial Officer*	Responsible for the finance function, capital management, and risk management	None
Executive Vice President of Real Estate*	Responsible for identifying locations and negotiating store lease terms Company-wide	None
Executive Vice President of Planning and Allocation*	Responsible for the planning and allocation of inventory to our retail stores and e-commerce	None
Executive Vice President of Sourcing and Production*	Responsible for Company-wide inventory procurement, manufacturing relationships, and supply chain	None
Director of Procurement and Business Operations	Responsible for Company-wide non-inventory related procurement and non-store facilities management	None
Senior Vice President and Chief Information Officer	Responsible for Company-wide technology and data integrity strategies	None
Vice President of International	Responsible for managing international franchise arrangements and Canadian operations	None
Senior Vice President of Outlets	N/A, formerly reported to Executive Vice President of Store Operations	Responsible for home office support of outlet stores

•
Tell us the general organizational structure lower in your organization down to the retail stores, e-commerce and other operations. For example, explain whether the organizational structure is organized by store type (e.g. full-price versus factory outlet), by retail channel (e.g. physical stores versus e-commerce), by geographic region, or by some other method.

Response:
As of our assessment during the year ended January 30, 2016, our Executive Vice President of Store Operations was responsible for both retail and outlet stores. This role had a Senior Vice President of Outlets, a Senior Vice President of Store Operations, and two Zone Vice Presidents (East & West) that reported to it. The Senior Vice President of Outlets had a Regional Director and the Zone Vice Presidents had multiple Regional Directors reporting to them. The Regional Directors had District Managers who were responsible for oversight of the Store Managers. The Senior Vice President of Store Operations supported the Executive Vice President of Store Operations oversight of communications and customer experience for both retail and outlet stores.

In conjunction with our continued evolution to an omni-channel business and as part of the changes referenced above, the Zone Vice President roles were eliminated and the Regional Directors now report to the newly created Senior Vice President of Stores and have responsibility for both retail and outlet stores. There is no longer a separate Regional Director for outlets. In addition, the Senior Vice President of Store Operations now reports to the Senior Vice President of Stores as well as the Executive Vice President, Chief Marketing Officer and E-commerce. This role now has responsibility for omni-channel initiatives, e-commerce fulfillment, and store operations including communication and customer experience across all channels.

Our e-commerce business was and continues to be led by our Chief Marketing Officer and Executive Vice President of E-commerce. This position has a number of functional Vice President roles reporting to it.

While we are organized using a combination of factors, all strategic decisions regardless of geography or channel are made at the home office with significant influence and oversight of the CODM. These operating decisions are then tactically implemented by the direct reports of the CODM down through the field operations.

•
Explain the various forms of discrete financial information regularly reviewed by your CODM that is at a disaggregated or lower level than your consolidated results. Also, please explain how often this information is provided to and reviewed by your CODM.

Response:
The CODM receives the following discrete financial information:

1.	Daily

a.	Sales and product margin (sales less cost of product sales excluding buying and occupancy costs and certain other costs included in costs of goods sold on an external basis) reports which include:

1.
Sales and product margin information in comparison to the prior year, to operating plan, and to the current financial projection for the men’s and women’s businesses for retail stores, e-commerce, and retail plus e-commerce in total, as well as for outlets.

2.	Weekly

a.	The following are contained in the package provided to the CODM on a weekly basis:

1.	Weekly Performance Summary which contains:

a.	Sales for retail stores, e-commerce, Canada, and outlet stores (Last Week (LW), Month-to-Date (MTD));

b.	Retail stores, e-commerce, Canada, and outlet product margin (LW, MTD);

c.	Women’s and men’s sales and product margins (combined retail and outlet) (LW, MTD);

d.	Regional sales (outlet and e-commerce are included as separate regions) (LW, Season-to-Date (STD)); and

e.	Consolidated profit and loss which contains:

i.	Consolidated actuals through net income (MTD, Quarter-to-Date (QTD), STD), including adjusted EBITDA; and

ii.	Consolidated operating plan and current financial plan including changes to the current financial plan.

2.	Weekly sales report that shows sales by week attached to a promotion (rewards, direct mail, emails, other) for retail and outlet stores and e-commerce sales.

3.	New Store Performance Report which includes:

a.	Individual store sales against individual store operating plan for all new stores; and

b.	Men’s, women’s, and total sales for LW, MTD, and last twelve months for each new store.

3.	Monthly

a.	Profit & Loss Meeting Performance Summary which contains:

1.	Consolidated profit and loss data through operating income (QTD, STD);

2.	Sales and product margin information for both men’s and women’s product categories for retail and outlet separately (QTD, STD);

3.	Weekly retail and e-commerce sales presented by men’s and women’s business;

4.	Other expenses such as marketing and operating expenses presented at a consolidated level and comparisons to prior year and to operating plan (QTD, STD); and

5.	Operational metrics for individual stores, such as sales per associate hour (QTD).

b.	Comparable sales report which contains comparable sales for:

1.	US Retail Stores

2.	Canada Retail Stores

3.	Total Retail Stores

4.	Outlet Stores

5.	Total Stores

6.	E-commerce

7.	Consolidated

•
If lower level or disaggregated information is not regularly reviewed by the CODM, tell us who is responsible for allocating resources and assessing performance below the consolidated level and explain how the CODM assesses the performance of the individual(s) responsible for those decisions.

Response:
The direct reports of the CODM are responsible for their budgets and performance against these budgets. These direct reports are charged with the operational implementation of the strategies set by the CODM. The CODM assesses the performance of these individuals based on their performance against these budgets and their contribution to the consolidated business.

•	Tell us the nature of the resource allocation decisions made by the CODM and what components of the business they choose between in their allocation of resources.

Response:
Resources are allocated among all facets of the business including capital spending, marketing, employee costs, etc. with the goal of improving the overall profitability of the Company. Resources are not allocated to divisions or groups for their individual use but are allocated by the CODM on a Company-wide basis based on the priorities of the business. For instance, allocation of resources to marketing, for both digital and traditional advertising, enhances the overall awareness of the brand and benefits all of our sales channels and therefore the Company as a whole. This is similar to our allocation of resources to significant capital projects, an example of which is the recently completed Retail Management System implementation. This was a company-wide implementation, initiated several years ago, that benefited all aspects of the business and provided enhanced inventory visibility as well as the systems needed to continue to evolve as an omni-channel business. In determining how to allocate resources across the business, the CODM looks at what will generate the highest return on investment for Express as a whole taking into account the overall strategy of the business.

•	Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step and the level at which the CODM makes changes to the budget.

Response:
The following is a summary of our budgeting process:

1.	For each season (Spring and Fall), an initial operating income target is established by the CODM at a consolidated level.

2.
The Financial Planning and Analysis team (FP&A) with input from the CFO then establishes an initial sales and margin operating plan based on prior year results, trends in the business, and the initial operating plan target.

3.
For expense lines below sales and product margin, FP&A works with individual department heads and their staffs to build each department’s operating plan for the upcoming season. At this point, each department’s operating plan has been reviewed by the CODM’s direct report responsible for that department.

4.
The operating plan for each department is then rolled up into the consolidated operating plan and compared to the initial operating income target established. The discretionary items are then identified.

5.
The CFO and Vice President of Finance then discuss the consolidated operating plan with the Executive Team, in particular the discretionary items and the Company-wide priorities for the year. The CODM is present and active at this meeting. Through this discussion, changes are made to the initial consolidated operating plan to ensure the strategic priorities of the Company are funded and that the operating plan is in line with the targets established by the CODM.

6.	The CODM has the ultimate authority to approve or deny items within the operating plan.

7.	Once complete, the operating plan is presented to the Board of Directors ("Board") for their review and approval.

•	Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in the meetings with the CODM to discuss budget-to-actual variances.

Response:
The CFO and Vice President of Finance meet with the CODM weekly to discuss the performance of the business and variances to the operating plan. Certain items in the weekly package discussed above including sales and product margin are reviewed by channel while the remainder of the profit and loss statement is reviewed on a consolidated basis. Individual line variances are discussed in this meeting and appropriate actions are agreed upon. The results of this meeting are then presented by the CFO and Vice President of Finance to the Executive Team for discussion and follow-up with their respective teams.

•	Describe the basis for determining the compensation for each of the individuals that reports to the CODM.

Response:

1.
Compensation for individuals that report to the CODM includes (1) base salary, (2) short-term cash incentive compensation, and (3) long-term equity compensation. The total payout opportunity for executive level positions is established by the Compensation and Governance Committee of the Board based on a variety of factors including market data and individual performance.

2.
There is no element of incentive compensation for the CODM’s direct reports that is based on performance goals with respect to specific channels, products or geographic areas of the Express business, or individual performance goals, as incentive compensation is aligned with Company-wide financial performance.

3.
Short-Term Incentives and Performance. Our short-term incentives are paid in cash and are earned based on the achievement of company-wide financial performance targets for each six-month operating season and are established by the Compensation and Governance Committee of the Board.

4.
Long-Term Incentives and Performance. Our long-term incentives include a mix of stock options, time-based restricted stock units, and performance-based restricted stock units subject to time and performance-based vesting. The targets for the performance-based awards are based on earnings per share targets established by the Compensation and Governance Committee of the Board.

In summary, based on the totality of information described and discussed above, we continue to believe that our designation of one operating segment is appropriate. We continue to evolve as an omni-channel business and focus on creating a seamless experience for our customers regardless of how they choose to interact with us. The changes to our organizational structure and investments in the business further reflect this and reconfirm our conclusion that we continue to have one operating segment. As our Company continues to grow and evolve, we will monitor our segment reporting to ensure that we appropriately determine our operating and reporting segments.

Please do not hesitate to call me at (614) 474-4753 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,
/s/ Periclis Pericleous
Periclis Pericleous
Senior Vice President, Chief Financial Officer and Treasurer